COMPANY ACKNOWLEDGEMENT

The undersigned, a duly elected officer of Golden Growers Cooperative (the “Cooperative”), by his signature below, acknowledges as of the date set forth below that:

•                  The Cooperative is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Cooperative may not assert a staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GOLDEN GROWERS COOPERATIVE

Dated:	March 3, 2011
		By:	Mark Dillon